UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

LVB ACQUISITION, INC.
 (Exact name of registrant as specified in its charter)

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Restricted Stock Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Jody S. Gale
Vice President & Associate General Counsel
Biomet, Inc.
56 East Bell Drive
PO Box 587
Warsaw, Indiana 46581

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

With a copy to:

Arthur H. Kohn, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$84,026,250	$9,629.41

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding RSUs to purchase shares of LVB Acquisition, Inc. common stock that are eligible for exchange in the offer will be cancelled pursuant to the offer and exchanged for RSUs. These new RSUs will cover a maximum aggregate of 10,670,000 shares of LVB Acquisition, Inc. common stock with an approximate aggregate value of $84,026,250, based on the fair market valuation of a share of LVB Acquisition, Inc. common stock determined by the Compensation Committee of LVB Acquisition, Inc. on May 18, 2012 ($7.875).

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,629.41	Filing Party: LVB Acquisition, Inc.

Form or Registration No.: 005-8672	Date Filed: July 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2012 (“Schedule TO”) by LVB Acquisition, Inc., a Delaware corporation (“Company”), relating to the one-time restricted stock unit (“RSU”) offer (the “exchange”) pursuant to which the Company is offering certain employees the opportunity to exchange certain RSUs (“eligible RSUs”), whether vested or unvested, covering an aggregate of 3,645,000 shares that were granted under the Company’s Restricted Stock Unit Plan.  These eligible RSUs may be exchanged as consideration for RSUs to be granted under the Company’s 2012 Restricted Stock Unit Plan (the “2012 Plan”).  Employees who are eligible for the exchange (“eligible employees”) include all of the Company’s active employees whose employment is not terminated prior to the completion of the exchange.

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.  All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Schedule TO, as amended by this Amendment No. 1, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO.  This Amendment No. 1 to the Schedule TO should be read together with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

In each instance throughout the Offer to Exchange Certain Outstanding Restricted Stock Units dated July 2, 2012 (the “Offer”) at which it states that the Offer is expected to stay open until, or is expected to expire at, 6:00 p.m. EDT on July 30, 2012, it is amended and restated to provide that the Offer is expected to stay open until, or is expected to expire at, midnight on July 30, 2012.  In addition, the Offer is amended and restated to provide that participants may change or revoke their elections to participate in the Offer until midnight on July 30, 2012.

In addition, the second paragraph of Question 9 of the Summary Term Sheet – Questions and Answers, is amended and restated in its entirety to say:  “See Also:  Section 9 of the Exchange Offer and the Management Stockholders’ Agreement and Management Stockholders’ Agreement for Senior Executives, filed as exhibits D3 and D4 to this Schedule TO for more information about limitations on sales and other restrictions related to the underlying shares of common stock.”

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. In each instance throughout the Offer at which it states that the Offer is expected to stay open until, or is expected to expire at, 6:00 p.m. EDT on July 30, 2012, it is amended and restated to provide that the Offer is expected to stay open until, or is expected to expire at, midnight on July 30, 2012.  In addition, the Offer is amended and restated to provide that participants may change or revoke their elections to participate in the Offer until midnight on July 30, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2012	LVB Acquisition, Inc.

	By:	/s/ Bradley J. Tandy
Name: Bradley J. Tandy
Title: Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)*	Offer to Exchange Certain Outstanding Restricted Stock Units for Restricted Stock Units July 2, 2012
(a)(2)*	Form of Email Communication to Employees
(a)(3)*	Form of Cover Letter to Employees
(a)(4)*	Election Form
(a)(5)*	Form of Agreement to Terms of Election
(a)(6)*	Form of Individual Exchange Schedule
(d)(1)*	LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan
(d)(2)*	Form of Restricted Stock Unit Grant Agreement
(d)(3)*	Management Stockholders’ Agreement
(d)(4)*	Management Stockholders’ Agreement for Senior Executives

 *Previously filed with the Schedule TO filed with the Securities and Exchange Commission on July 2, 2012, and incorporated herein by reference.